# MANAGEMENT SERVICES AGREEMENT

THIS MANAGEMENT SERVICES AGREEMENT (the "***Agreement***") is entered into effective as of the 7th day of August 2023 ("***Effective Date***") by and between Experiential Squared, Inc., a Delaware corporation ("***Manager***") and MRH CF, LLC, a Delaware series limited liability company ("***Company***").

## RECITALS

**WHEREAS**, Manager is in the business of providing management and administration services;

**WHEREAS**, Company is in the business of purchasing, managing, and disposing of individual interests in racehorses (each an "***Asset***" and collectively, "***Assets***"); and

**WHEREAS**, Company desires to have Manager provide, manage and administer Company's operations and to license from Manager the right to use Manager's Platform (as defined below).

## AGREEMENT

**NOW THEREFORE**, in consideration of the premises and the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, Company and Manager do hereby agree as follows:

## 1. SERVICES AND FEES

1.1     For a payment of (i) ten percent (10%) of such Series' monthly gross proceeds from stakes races, payable in arrears by the fifteenth (15th) day of the following month (the "***Management Performance Bonus***"), and a one-time payment of a management/due diligence fee  in in an amount to be determined on a Series-by-Series basis, payable at the closing of the sale of the Underlying Asset (the "***Management/Due Diligence Fee***"), (iii) and a one-time payment of a organizational/experiential fee  in in an amount to be determined on a Series-by-Series basis, payable at the closing of the sale of the Underlying Asset (the "***Organizational/Experiential Fee***")and (iv), in connection with final sales of the Underlying Asset, in addition to the Management Performance Bonus, upon the sale of an Underlying Asset, the Manager shall receive 5% of the Final Sale Gross Proceeds if the Underlying Asset has depreciated and 20% of the Final Sale Gross Proceeds if the Underlying Asset has appreciated (the "***Final Gross Proceeds Fee***"), the Company hereby retains Manager for the purpose of rendering management and administration services and support and other management support needed for Company's and its Series' operations as described herein, as well as the right to license the Platform for the duration of this Agreement (collectively, the "***Management Services***"). "***Final Sale Gross Proceeds***" is defined as the sum of all money generated by the sale of a horse owned by a Series, prior to any deductions that have been made or will be used for expenses.  The Underlying Asset appreciation is calculated as the Gross Sale Price minus the Gross Purchase Price.

126256-00000001/7240885.3

1.2     Manager shall perform all Management Services for the account of and as exclusive agent of the Company.  All Management Services shall be rendered using Manager's commercially reasonable efforts. Manager shall be Company's exclusive agent for the performance of the Management Services.  Company agrees to permit Manager to perform the Management Services and to provide Manager access to the Company's facilities and personnel as are required to perform such Management Services.

## 2.     RESPONSIBILITIES OF COMPANY

2.1     Notwithstanding any provision to the contrary, Manager acknowledges that the selection, purchasing, management, and disposition of the Assets shall be under the direction and control of the Company.

2.2     Manager acknowledges that it shall be Company's sole responsibility to perform the following, and not the responsibility of Manager:

(i)     Determining which Assets to select and purchase; and

(ii)     Determining the amount of the selling price of the Assets upon disposition thereof.

2.3     Company shall be responsible for the following at its expense.  In the event that the Company does not provide for the following or pay the related costs and expenses directly, the Company will promptly reimburse the party who actually pays them on behalf of the Company (and Manager is hereby authorized to make such payments):

(i)     Cooperating with Manager in Manager's preparation of reports required by Company;

(ii)     Cooperating with Manager in developing other business opportunities; and

(iii)     Filing costs of obtaining necessary licenses and permits.

2.4     Company shall not solicit the services of, or employ or procure on behalf of another the employment of, any individual currently employed by Manager or under a service contract with Manager; nor shall Company engage in any other activity which would be in conflict with its obligations hereunder.

## 3.     RESPONSIBILITIES OF MANAGER AND LICENSE

In consideration of the compensation set forth in Section 1, Manager (i) shall furnish the services (the "*Management Services*") described in Exhibit A for the account of and as the exclusive agent of Company, and (ii) hereby grants to Company, during the term of this Agreement, a personal, limited, non-transferable, non-sublicensable, non-exclusive license to access and use Manager's My Racehorse website and app (the "*Platform*") in connection with Company's business and operations.

126256-00000001/7240885.3

**4.** **TERM**

The term of this Agreement shall commence on the date hereof and shall have a term of one (1) year unless earlier terminated as provided for in Section 5. The term of this agreement shall be automatically extended for a series of additional one (1) year terms unless Company notifies the Manager in writing of its desire to terminate this Agreement at least sixty (60) days prior to the expiration of the current term.

**5.** **DEFAULT AND TERMINATION**

Either party shall be in default of this Agreement if it fails to perform any material term hereof and such failure is not cured within thirty (30) days after receipt of written notification of such failure from the party not in default. In the event of such failure to cure, the non-defaulting party shall have the right to terminate this Agreement immediately by written notice to the other party. This Agreement shall also terminate in the event Manager is terminated as the Company's Manager under Company's Series Limited Liability Company Agreement, as amended from time to time (the "***Company Agreement***").

**6.** **ASSIGNMENT**

Neither party shall assign this Agreement (by operation of law or otherwise), without the prior written approval of the other party, which consent may be withheld at the other party's sole and absolute discretion.

**7.** **INDEMNIFICATION**

7.1     Manager agrees to indemnify and hold the Company harmless for any and all claims, demands, actions, judgments, losses, costs, liabilities, or expenses, including reasonable attorneys' fees and costs of defense, in connection with any claim brought against the Company by any party as a result of any actions, or any failure to act on the part of Manager or any person acting under the direction and supervision of Manager constituting intentional misconduct or gross negligence, to the extent such liability is not covered by the Company's insurance.

7.2     The Company agrees to indemnify and hold Manager harmless for any and all claims, demands, actions, judgments, losses, costs, liabilities or expenses, including reasonable attorneys' fees and costs of defense in connection with any claim brought against Manager by any party as a result of any actions or inactions on the part of the Company or any person acting under the direction or supervision of the Company constituting intentional misconduct or gross negligence, to the extent such liability is not covered by Manager's insurance.

**8.** **NOTICE**

Any notice required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been properly made and delivered, if delivered personally, to the person to whom it is authorized to be given, when mailed first class, postage prepaid, certified or registered mail, return receipt requested, or when sent by e-mail or overnight courier service as follows:

126256-00000001/7240885.3

If to Manager:

2456 Fortune Dr., Suite 110
Lexington, KY 40509
E-mail: michael@myracehorse.com

If to Company:

2456 Fortune Dr., Suite 110
Lexington, KY 40509
E-mail: michael@myracehorse.com

or to such other address as either party may from time to time specify by written notice to the other party. Any such notice shall be deemed to be given as of the date so delivered, if delivered personally, as of the date on which the same was deposited in the United States mail, postage prepaid addressed and sent as aforesaid, or on the date received if sent by electronic facsimile or overnight courier service.

## 9.    CONFIDENTIALITY

9.1    Each party recognizes and acknowledges that, by virtue of entering into this Agreement and providing services to the other hereunder, Company and Manager may have access to certain information of the other party that is confidential and constitutes valuable, special and unique property.  Each party agrees that it will not at any time, either during or subsequent to the term of this Agreement, disclose to others, use, copy or permit to be copied, without the other party's express prior written consent, except pursuant to the fulfillment of such party's duties hereunder, any confidential or proprietary information of either party, including, but not limited to, information which concerns Company's costs or investment methods developed by Manager for the Company, and which is not otherwise available to the public.

9.2    Except for disclosure to such party's legal counsel, accountant or financial advisors, neither party shall disclose the terms of this Agreement to any person who is not a party or signatory to this Agreement, unless disclosure thereof is required by law or otherwise authorized by this Agreement or consented to by the other. Unauthorized disclosure of the terms of this Agreement shall be a material breach of this Agreement.

## 10.    MISCELLANEOUS

10.1    Each party represents to the other that the execution, delivery and performance of this Agreement by such party has been duly and validly authorized and that this Agreement constitutes the valid and enforceable obligation of such party in accordance with its terms.

10.2    This Agreement contains the entire agreement between the parties with respect to the subject matter hereof. All prior negotiations and understandings are merged herein. This agreement may not be modified unless agreed to in writing signed by both parties hereto. Should any part of this Agreement be declared invalid by a court or regulatory body of competent

4

jurisdiction, such decision shall not affect the validity of the remaining parts, and they shall remain in full force and effect.

10.3    This Agreement shall be construed and enforced according to the laws of the State of California without reference to its conflicts of laws provisions.  In the event any litigation or arbitration arises out of this Agreement, jurisdiction and venue shall lie in the County of San Diego, California.

10.4    The parties acknowledge that they have independently negotiated the provisions of this Agreement, that they have relied upon their own counsel as to matters of law and application and that neither party has relied on the other party with regard to such matters. The parties expressly agree that there shall be no presumption created as a result of either party having prepared in whole or in part any provisions of this Agreement.

10.5    Any rights or remedies of either party in the event of default are intended to be cumulative rather than exclusive. Moreover, if either party chooses not to insist upon strict performance of any provision of this Agreement, such choice shall not impair its rights to insist on strict performance in the event of subsequent acts of default and the waiver by a party of any breach of any provision of this Agreement by the non-breaching party shall not operate or be construed as a waiver of any subsequent breach by that party.

10.6    Manager is to act as an independent contractor of the Company in providing the services specified in this Agreement.  Nothing in the Agreement shall be construed to constitute either party as the employee or joint venturer of the other.  Neither party has the right to bind the other party or make any promises or representations on behalf of the other party except as specifically set forth in this Agreement or the Company Agreement.

10.7    Section headings and captions contained in this Agreement are for reference purposes only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

10.8    This Agreement may be executed in one or more counterparts all of which together shall constitute one and the same Agreement.

10.9    This Agreement is not intended and shall not be construed as granting any rights, benefits or privileges to any Person not a party to this Agreement.

10.10  If either party hereto is delayed or hindered in, or prevented from, the performance of any obligation hereunder by reason of fire, strikes, lockouts, severe weather, earthquakes, other acts of God, labor troubles or shortages, inability to procure materials or supplies, restrictive governmental laws or regulations, riots, insurrection, war, acts of terrorists or other reasons of a like nature not the fault of the party delayed in performing work or doing acts required under the terms of this Agreement, then performance of such acts shall be excused for the period of the delay and for a reasonable time thereafter, and the period of the performance of any such act shall be extended for a period equivalent to the period of such delay.

10.11  Each party to this Agreement (i) understands that this Agreement contains legally binding provisions, (ii) acknowledges that this Agreement was prepared by Procopio, Cory,

126256-00000001/7240885.3

Hargreaves & Savitch LLP ("**PCHS**") in its capacity solely as counsel to the Company, (iii) acknowledges PCHS represents the Company and not any other person, including Manager or any other party, with respect to this Agreement and all other matters, (iv) has had the opportunity to consult with a lawyer, and (v) has either consulted a lawyer or consciously decided not to consult a lawyer.

[*Remainder of Page Intentionally Left Blank; Signature Page Follows.*]

126256-00000001/7240885.3

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the Effective Date.

COMPANY:

MRH CF, LLC

By: _Michael Behrens_____

Name: Michael Behrens

Title: CEO


MANAGER:

EXPERIENTIAL SQUARED, INC.

By: _Michael Behrens_____

Name: Michael Behrens

Title: CEO


[SIGNATURE PAGE TO MANAGEMENT SERVICES AGREEMENT]

126256-00000001/7240885.3

# EXHIBIT A

## MANAGEMENT SERVICES

The Management Services to be provided by Manager shall include the following:

1. <u>Racehorse and Stable Management</u>. Manager employs and hires advisors that are experts in horse racing and will work with the horse stakeholders including but not limited to the trainer, assistant trainer, vet, farm manager and jockey to drive performance. Manager also employs and hires advisors that are experts in race selection analysis and analytics.

2. <u>Experiential and Marketing Services</u>. Manager provides the following experiential and marketing services to members:

    a. <u>Horse Updates</u>. Horse racing updates delivered via the MyRacehorse App.

    b. <u>Owners Perk and Privilege Allocations and Management</u>: Working with the race tracks to secure and via the app distribute these perks using the MyRacehorse App Owner lottery.

    c. <u>Race Day Experiences</u>: From time to time, when large groups of owners are intended to attend the races, the manager will send staff to concierge the owners to the Paddock and Winners Circle.

3. <u>Operating Budget</u>. Assist Company with preparation of an operating budget.

4. <u>Records Maintenance</u>. Provide financial records organization and retention for Company.

5. <u>Billing and Collections; Pricing; Cash Management</u>. Provide billing and collection services for Company. Manage the Company's cash and make payments on behalf of Company, including making such payments as are Company's responsibility as forth in Section 2.3 and this <u>Exhibit A</u>, and making such payments to Manager as are the responsibility of Company under this Agreement. Manager shall bill for Company's services on behalf of Company and collect fees for such services into an account accessible by Manager, and Manager shall remit to Manager out of such account the amounts required by this Agreement.

6. <u>Administration</u>. General administration services, including general office administration, reception, scheduling, clerical services, managing inventory and overhead and negotiating contracts. Administer and pay, at Company's expense, Company's accounts payable.

7. <u>Permits and Licenses</u>. Assist with obtaining or renewing all necessary licenses and permits, and otherwise assist in compliance with all applicable federal, state and local laws, rules and regulations, with any fees payable by Company.

8. <u>Procurement of Equipment and Software</u>. Purchase, at the Company's expense, all equipment and any related software necessary for the operation of the Company's business and maintain the same, pursuant to an approved budget.

9. <u>Human Resources Services</u>. Assist Company with respect to the hiring, discipline and discharging of all personnel employed or engaged by the Company and assist the Company with the provision of staff orientation and education.

10. <u>Accounting Services</u>. Provide financial services including, but not limited to, bookkeeping, record creation and maintenance, collection, banking, accounting, budget development, auditing and tax return preparation; provided this shall not include personal income tax returns. Provide monthly billing, collection and revenue reports to Company, as well as such other accounting services as are reasonably required.

11. <u>Filing of Reports</u>. Provide Company with such information as Manager possesses in order to assist Company in the preparation and filing of all forms, reports, and returns required by law, and preparation and filing of such reports as shall be agreed between Company and Manager.

12. <u>Insurance.</u> Procure, at Manager's expense, appropriate policies of insurance coverage for the Company's business (E&O).

13. <u>Leasing Space</u>. Procure, at the Company's expense, space for the Company's operations, as well as required fixtures.

14. <u>Supplies</u>. Procure, at the Company's expense, the office supplies and consumables required for Company's business.

15. <u>Additional Services</u>. Provide other services as may be agreed upon from time to time by the parties hereto, at such additional cost (if any) as shall be agreed by the parties. Such additional services may include, for a flat fee, consulting with Company regarding marketing, ways to improve the number of start-ups attracted by Company, as well as enhancing the visibility, quality of service and reputation of Company.

Manager represents and agrees that the foregoing are intended to include all necessary Management Services for Company and should be broadly construed, and, consistent with Section 3, Manager shall bear the costs and expenses of providing all Management Services set forth on this <u>Exhibit A</u>, except as specifically excluded in this <u>Exhibit A</u>.